UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2015.

Commission File Number: 001-35265

CSR plc

(Translation of registrant’s name into English)

Churchill House

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel: +44 (0) 1223 692000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):  ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc

(Registrant)

Date: March 20, 2015	By:	/s/ Brett Gladden
Brett Gladden Company Secretary

20 March 2015

CSR plc

Release of Annual Report and Filing of Annual Report on Form 20-F for the 52 week period ended 26 December 2014

CSR plc (the “Company”) has mailed to shareholders its Annual Report and Financial Statements for the 52 week period ended 26 December 2014, together with the Notice of Annual General Meeting to be held on Wednesday 20 May 2015 at 1 John Carpenter Street, London, EC4Y 0JP.

A copy of the Annual Report has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

The Company will file today with the United States Securities and Exchange Commission (the “SEC”) its Annual Report on Form 20-F for the 52 week period ended 26 December 2014.

SEC filings may be accessed through the SEC’s EDGAR database at www.sec.gov

Enquiries:

CSR plc

Will Gardiner, Chief Financial Officer	Tel: +44 (0) 1223 692 000
Jeff Torrance, Director Investor Relations

FTI Consulting

James Melville-Ross	Tel: +44 (0) 20 7831 3113
Rob Mindell

20 March 2015

CSR plc

Publication of Annual Report

CSR plc (the ‘Company’) announces that its annual report for the 52 week period ended 26 December 2014 (the ‘Annual Report’) has been published today and is available on its website, www.csr.com.

The Company released its financial results for the 52 week period ended 26 December 2014 on 5 March 2015, which contained audited financial statements of the Company and a review of the business.

In addition to the information in that announcement, in accordance with DTR 6.3.5(2)(b), we also set out below the following extracts from the Annual Report in full text form approved by the Board on 4 March 2015.

1. Director’s report - Chairman’s statement

CSR is an innovator in the development of multifunction semiconductor platforms across five strategic areas: Auto, Voice & Music, Document Imaging, Bluetooth Smart and the nascent market of Indoor Location. Our platforms are adopted by many of the world’s leading technology companies in a wide range of consumer devices and automobiles. Together, these five strategic areas represent our areas of focus and we believe that they position us to deliver growth and sustainable returns in the medium and longer term.

Summary of 2014

The most significant event of 2014 was the proposed acquisition of your Company by Qualcomm Incorporated (‘Qualcomm’).

On 15 October 2014, we announced that the Board of directors had reached agreement with Qualcomm regarding the terms of a recommended cash offer for CSR by Qualcomm Global Trading Pte. Ltd. (‘QGT’), an indirect wholly owned subsidiary of Qualcomm, by way of a scheme of arrangement (the ‘Qualcomm Transaction’). The Qualcomm Transaction, which was recommended by the Board, followed an intense period beginning with the announcement on 28 August 2014 that your Board had rejected an offer from Microchip Technology Incorporated to acquire the Company.

The Qualcomm Transaction (900 pence per ordinary share) values CSR at £1,560 million and as we stated at the time of announcing the terms of the offer, the Board believes that the Qualcomm Transaction provides CSR shareholders with an immediate and certain value which is highly attractive.

The decision to recommend the transaction was reached after taking into account the advice of the Board’s advisers.

On 4 December 2014, shareholders approved the scheme of arrangement and certain related matters in connection with the Qualcomm Transaction. Subject to the receipt of certain antitrust clearances, the acquisition is expected to become effective by late summer 2015.

I should like to state the appreciation of the Board for the dedication, professionalism and strength of our people and use this opportunity to express that directly to them. Without their commitment and capabilities, their inventiveness and capacity to create new ideas, CSR would not have achieved the success that it has experienced.

Strategy and financial objectives

During 2014, we continued to extend our platform strategy on which Joep van Beurden, the CEO, will comment in more detail in his report. We have focused on building and maintaining leading positions in our target markets and technologies, while also showing continued financial progress.

Underlying diluted earnings per ordinary share showed good growth on the prior year from $0.46 in 2013 to $0.51 in 2014. Although Core revenue fell 3% from $722.3 million in 2013 to $703.0 million in 2014, the Group underlying gross margin has continued to improve, rising to 58.5% for 2014, from 52.4% in 2013, as Core becomes a higher proportion of the Group revenue.

Our IFRS diluted profit per ordinary share was $0.55 compared with diluted loss per ordinary share of $0.28 in 2013. This swing mainly reflects the profitability movement between 2014 and 2013, including the gain arising from the sale of certain Imaging IP and the connected impairment reversal during 2014, and the non-cash impairment charge on our Cameras business in 2013. All these factors are explained in more detail in the financial report on pages 18 to 31.

Returns to shareholders

CSR’s performance enables us to continue investing in new products and technologies, which underpins our strategy, and to sustain the return of capital to our shareholders. During 2014, we returned $61.9 million to shareholders through the buyback of shares, paid an interim dividend of $0.052 per ordinary share and the Employee Benefit Trust purchased shares of $7.6 million.

In view of the Qualcomm Transaction, the Board does not intend to pay or recommend for payment any further dividends at this time. The Board also does not intend to undertake any further share buybacks prior to the completion of the Qualcomm Transaction.

Our markets

The markets in which CSR operates continue to provide good prospects for growth. We recognise that in maintaining our objective of having market-leading positions in our target markets, we are up against strong competitors, as well as a rapidly changing landscape for consumer electronics. Your Board is mindful of these challenges and accordingly we continue to evaluate the potential risks that could impact the Group as pertaining to the continued conduct of its business. We address these matters in more detail on pages 32 to 35 and pages 43 to 51.

CSR is a ‘fabless’ semiconductor company and we rely on the support of our supply chain partners in providing the necessary resources and capacity that enables us to manufacture, test and supply our products to our customers. I would like to express our thanks in particular to both TSMC, whom we have worked with from our first chip to the present day, and ASE, who provide us with testing, packaging and logistics services.

Board changes

In December 2014, Anthony (Tony) Carlisle stood down from the Board, as previously announced. Tony had been on the Board since July 2005, acted as the Senior Independent Director and was a member of each of our Audit, Remuneration and Nomination Committees. His experience and abilities have been of enormous value to the Board and the committees on which he has served. I would like to thank him on behalf of the Board and wish him well.

Our people

2014 was a year of significant change for the Company. I would like to once again thank our people, who have shown great professionalism throughout this time.

2. Strategic report - Chief Executive’s review

Financial review of the year

2014 saw CSR continue to make progress in line with our Business Model, which is summarised in this report. Overall though, our Core revenue was $703.0m (2013: $722.3m). This decline against the prior year reflected lower revenues from the automotive aftermarket and PND sectors in our Auto business, weaker performance in Consumer (primarily Gaming and Cameras segments), and specific non-recurring demand from customers in China for the Voice & Music segments mono-headset technology, which we experienced in the first half of 2013 and which did not recur in 2014. However, Voice & Music business achieved year on year growth in revenue when compared with 2013 as a result of the increasing demand for our leading-edge technologies in this segment. We also saw growth in the proportion of our Auto revenues derived from the supply of our products to the factory-fit market. Each of these is discussed in more detail on the following pages.

As a result, we saw good year on year growth in Core revenue for the second half of 2014. For the whole of 2014, we also saw increased overall profitability and underlying earnings per ordinary share compared to 2013.

Driven by the growth in stereo wireless audio devices such as soundbars, headphones and remote speakers, Voice & Music achieved revenue of $346.6 million, an increase of 11% against 2013.

We saw a decline in Auto, with revenue of $201.0 million, a decrease of 12% against 2013. Within Auto, we experienced growth in the Auto factory-fit market. Factory-fit now represents the majority of our Auto business and we consider this market offers good future growth opportunities. This is due primarily to the increased adoption of connectivity and infotainment solutions by automotive OEMs in their new vehicles. We continue to work with some of the largest companies in the automotive market to develop a broadening range of solutions that support consumer demands for in-dash GPS functionality, audio and connectivity products.

The growth in factory-fit was offset, however, by revenue declines in PND and the automotive aftermarket, predominantly in China, due to competitive pressures as well as an overall decline in demand from end customers for these products.

Our Consumer segment revenue declined 14% to $155.4 million, primarily due to declining revenue in Cameras and Gaming.

During 2014, the digital still camera marketplace continued to experience a sharp drop in demand with the move by consumers away from digital cameras, towards smartphones and tablets with video and still shot capabilities.

Our revenue in Cameras was lower in 2014, due to customers switching to next generation products offered by competitors, following our decision in 2013 to cease investment in our COACH® platform. Revenue from our Gaming business was also lower as a result of weakness in some areas of the console market and declining revenues from a single customer. See page 21 for more information.

We continue to invest in emerging technologies and markets which we believe offer potential for significant growth. Particular focus has been given to Bluetooth Smart, driven by the general interest in the Internet of Things, and we are making good progress with our Indoor Location technology. In each of these, we believe we have differentiating technologies that position us well to compete. Revenues from these technologies are recorded within Consumer, and, as expected, did not contribute meaningful revenue in 2014.

Revenue in our Legacy business, which comprises the discontinued home entertainment, handset connectivity and handset location businesses, was $71.8 million, a decline of 70% on the prior year. Performance in this area was in line with our expectations, and we continue to believe Legacy revenue in 2015 will be minimal.

As we have previously reported, we continue to see competition in our markets from existing and new entrants and we see increasing investment by these companies in emerging, as well as more established, markets.

We prepare our financial statements in accordance with IFRS, but also report ‘underlying measures’, which are non-GAAP measures. Underlying measures are supplemental measures that management uses in assessing the financial performance of the Group (see pages 144 to 147).

Underlying gross margin increased from 52.4% in 2013 to 58.5% in 2014, as we increased the proportion of revenue derived from our higher margin Core business. Importantly, we saw Core underlying gross margin increase to 60.8%, compared to 59.7% in 2013, which we believe reflects well on our strategy of moving towards differentiated, higher margin platforms.

IFRS gross margin mirrored the performance of underlying gross margin and increased to 58.1% in 2014, from 51.6% in the prior year.

Underlying operating profit increased to $109.9 million from $104.3 million in 2013, reflecting the increase in both underlying gross margin, and our focus on reducing our cost base. The IFRS operating profit for the year was $97.0 million, compared with a loss of $48.4 million in 2013. The swing mainly reflects the profitability movement between 2014 and 2013, including the gain arising from the sale of certain Imaging IP and the connected impairment reversal during 2014 and the non-cash impairment charge on our cameras business in 2013. All these factors are explained in more detail in the financial report on pages 18 to 31.

Our operating costs for the year were in line with our expectations at $391.1 million and were lower than our 2013 costs of $466.8 million.

Diluted underlying earnings per ordinary share increased to $0.51 from $0.46 in 2013. Our IFRS diluted profit per ordinary share was $0.55, versus a diluted loss per ordinary share of $0.28 in 2013.

Capital allocation

We take a disciplined approach to capital allocation, investing in higher margin platforms and markets where we see the best prospects for profitable revenue growth.

We continue to retain a strong and healthy cash balance with cash, cash equivalents and treasury deposits of $283.2 million, at the end of 2014. This gives us the necessary flexibility when assessing whether to acquire additional technological capabilities.

As part of executing on our strategy, we regularly evaluate the most effective means by which to enhance our capabilities, including the development and delivery of new products and technologies. Where appropriate, we enhance our in-house capabilities with targeted acquisitions.

Our most recent acquisition, which we completed in 2014, was that of people and assets from Reciva Limited, a private company based in Cambridge, UK. This acquisition provides capabilities enabling us to aggregate internet radio and streaming music services in the cloud and provide a common interface which can stream multiple services to internet connected audio products.

Overall, we expect that there will be an increasing demand in the wireless home entertainment ecosystem for products utilising technologies such as Bluetooth, Bluetooth Smart and Wi-Fi, combined with our technologies such as aptX and aptX Low Latency, DDFA power amplification, MAPX audio DSP and the internet radio service capabilities from the Reciva transaction. Some of our initiatives in this market are reported on page 14.

Technical innovation

We continue to develop and deepen our range of technical capabilities. In May, we announced that our SiRFstarV™ architecture had established a position fix using Galileo satellites. Galileo support is required to implement the European Commission’s recently mandated eCall emergency response system for light vehicles, which will automatically send emergency notification messages from these vehicles when they are involved in an accident.

Looking ahead

Our products are used in a wide variety of consumer devices and, as a result, we are heavily exposed to consumer sentiment. The macro-economic environment has a significant impact on consumer sentiment, and in 2014, we saw somewhat improved economic conditions, especially in the US, but ongoing caution as a result of economic uncertainty in regions such as Asia. Overall therefore, the global outlook for 2015 remains unclear.

In Auto, we are experiencing strong design win momentum for our automotive factory-fit infotainment SoC platforms and we continue to see good growth in Voice & Music. As I have mentioned, we have a strong presence in each of these markets, with established products, as well as a track record for delivering innovative and leading ideas which are attractive to both our customers and end-users. At the same time, we are experiencing declines in our PND, Auto aftermarket, Cameras and Gaming business lines.

Pending satisfaction of certain conditions and the scheme of arrangement associated with the Qualcomm Transaction becoming effective, our focus remains on supporting our customers by the continued delivery of our products and services, while maintaining our current operating cost structures. We expect that demand for our products and services will be driven by wider market and economic conditions in both developed and emerging markets, as well as changes in the requirements and the implementation plans of our customers.

Qualcomm

Finally, I wish to mention the Qualcomm Transaction to acquire CSR which was approved by shareholders in December 2014 and which is a major landmark for the Company. I would like to echo our Chairman and say that the transaction is testimony to the value created by the work and dedication of CSR people.

3. Trends in our marketplace

We operate in a fast moving marketplace. The results of our operations during 2012-2014 were materially affected by the following trends within the semiconductor industry in which we operate, several of which are likely to continue and which we expect are likely to affect our performance in 2015.

These include:

•	consumer taste for electronic devices, which can show rapid change and so impact on the size of the markets to which we supply our products and technologies;

•	changes in the semiconductor industry, which can affect the availability of sufficient capacity to meet our demands for integrated circuits;

•	economic uncertainty, (particularly in China), which affects the level of demand for consumer-related products;

•	intense competition from third parties, particularly from Asia, including for example, alternative features offered in competing products, pricing strategies to attract customers and release of new products by competitors;

•	the recognised and ongoing trend in the semiconductor industry for declining average selling prices of integrated circuits through the period of their market lifecycle;

•	customers ordering products with short lead times between the date of the order and required delivery, creating uncertainty in both our future revenues and whether our suppliers are able to meet our requirements;

•	cyclical trends in the semiconductor industry generally;

•	the reduction in the lithographic dimensions of semiconductors which can now be measured almost in individual atoms and which continue to reduce, allowing improved throughput and functionality, but increasing our development costs;

•	unexpected changes in consumer demand for particular applications, for example, the integration of standalone functions into devices like smartphones, such as taking photographs;

•	fluctuations in currency exchange rates which can affect our costs in light of the global nature of our business; and

•	litigation associated with alleged infringement of proprietary rights, which is commonplace in the industry.

In addition, the majority of the technologies which we supply to our customers are installed into devices that are sold to consumer markets. Demand for consumer products, and therefore for our own products, is subject to seasonal variation. This in turn affects our results, which typically are stronger in the second and third quarters of a financial year, as our customers order in anticipation of demand for their own products.

We rely on our suppliers to provide the volumes of integrated circuits sufficient to meet the demands for our products from our customers. Our largest suppliers have continued to expand their capacities in the face of increasing demand. In most instances the strength of CSR’s relationship with its primary suppliers has enabled us to respond to the needs of our customers. We work to maintain a strong relationship with our suppliers and the Company has benefitted from the commitment of a number of key partners who have supported our business.

4. Principal risks and uncertainties

Risk – Governance

The Board is responsible for setting the risk appetite of the Group. In so doing, it recognises that in seeking to execute on its strategy and objectives, events will arise that can adversely affect the Group. However, the Board also seeks to ensure that the potential impact of such events on the business are understood and, where possible, appropriate and proportionate measures are adopted that seek to avoid or mitigate the impact of those events. The systems and processes established by the Board are therefore designed to manage, rather than eliminate, the risk of failure to achieve business objectives and provide reasonable, not absolute, assurance against misstatement or loss. The Board has delegated responsibility for the review of practices and procedures to the Audit Committee. The Company’s senior management, assisted by external advisers, are responsible for undertaking periodic reviews of the suitability of current systems on which they report to the Audit Committee.

The Audit Committee considers the findings from such reviews to ensure the effectiveness and efficiency of the processes implemented by senior management. This includes discussions with senior management of the Group and consideration of reports that have been submitted. These findings are in turn considered by the full Board.

At the management level, there is an ongoing process to identify and evaluate risks which might adversely affect the Group and impact the achievement of its objectives. These include matters directly under the influence and control of the Group, such as strategic, operational and financial issues, as well as broader risks which require ongoing assessment and for which the Group may need to adapt, such as compliance with laws and regulations, macroeconomic and political risks. Management conducts regular meetings and engages with external consultants where, in its opinion, it is appropriate to do so.

The assessment of prioritised risks is refreshed on a regular basis to reflect changes to the business and any observations or proposals arising from events since the last review. A schedule of the prioritised risks is developed and reviewed by management each quarter to ensure that possible mitigation measures are considered and plans for action agreed. Responsibility is assigned within the Group for carrying out proposed actions which are also reviewed and updated by management.

As part of its annual review, during the autumn of 2014, the Group engaged outside consultants, Marsh Risk Consulting, to support management in the identification and prioritisation of risks to the Group. Interviews were conducted with personnel across a range of business functions and locations to identify the potential risks which might impact the Group. The results from this assessment were considered by management in supporting the formulation of appropriate mitigation measures and in cascading across the organisation engagement in the awareness and attention to risk management. Findings from the annual review are reported to the Board together with recommended actions for managing the risks and a timetable for implementation of appropriate mitigation. On page 64 in the Corporate Governance Report, we report further on the process for identifying and managing risk.

For each material risk, potential mitigation measures are identified for which a member of management is assigned lead responsibility. These measures are tracked on a regular basis. Management also evaluates whether there are any significant changes to the risks which have the potential to affect the business conducted by the Group. The Board is informed of material changes to risks through reports which it receives and considers at its meetings. This may be as part of regular reports which feature at most meetings, for example the report from the Chief Executive Officer, or specific reports prepared in response to matters that might be raised by members of the Board or initiatives from management. For example, the Board is regularly advised within the CEO report on the performance of each of our business segments. This includes analysis of the impact of the activities of current and emerging competitors and the measures being taken by the Group in order to respond to events such as the introduction of competing technologies or changes in pricing strategies. The reports submitted to the Board also consider circumstances which, whilst recognised as being beyond the direct control and influence of the Group, nonetheless require consideration as to how the strategy of the Group might be affected, or should be adapted to take account of external factors. For example, the Board is kept informed of wider emerging macro-economic and market trends and will consider, for each segment in which the Group operates, how management should address such matters. This might have an impact on the Group’s strategy for future products and technologies. As an example, in 2014 the Company disposed of certain Imaging intellectual property (‘IP’), formerly part of the Group’s Camera business which was no longer part of the Group’s core strategy and in which further investment had ceased.

Also, updates are from time to time provided to the Board by members of the management team on specific areas of their responsibility. During 2014, updates were received on work undertaken by members of the Technology Platform Engineering group to implement new measures to improve the development of highly complex software which the Group incorporates into its products.

Responsibilities – framework for identification and management of risk

The Board has overall responsibility for the Group’s risk management process explained above. The Audit Committee reviews the effectiveness of this process through reports it receives from management and, where necessary, external consultants are engaged to support the identification and progress in implementing mitigation measures. Areas considered by the Audit Committee are mentioned in its report on pages 60 to 65. Day-to-day oversight of risk is delegated, initially through the members of the management team who are responsible for the implementation and management of risk mitigation activities. The Board recognises that the Group operates in a dynamic environment and over time the risks which have the potential to most significantly affect the Group are likely to change. Accordingly, during the course of any period, those risks which receive the most attention will reflect these dynamics.

Board consideration of principal risks and uncertainties

The following paragraphs describe the areas of risk and uncertainties faced by the Group on which the Board and the Audit Committee have focused during 2014 and which are expected to be included as areas of focus in 2015. These are therefore regarded as the principal risks and uncertainties faced by the Group. The Group faces a range of risks which are described in the section headed ‘Risk Factors’ on pages 43 to 51.

Risk: failing to provide technological innovation for new products

The success of the Group is dependent upon technological innovation – the creation and implementation of new ideas that represent improvements over the capabilities and features of existing products in the markets where we operate. Success can also depend upon whether we are able to provide solutions that allow our products to function in a way which had not previously been thought possible. Sustaining an environment that promotes creative thinking as well as capturing and evaluating new ideas is an important part of technological innovation. The Group has established various forums within which employees evaluate ideas and consider the potential commercial application, the findings from which are considered by management. In 2014, the Board considered measures to enhance sharing of ideas by our engineers, which were intended to improve how we develop the complex software which forms part of our platform solutions.

We invest significantly in research and development to identify such new ideas and technologies which might be attractive to our customers and which we believe may enable us to differentiate ourselves from our competitors. This includes, for example, the development of new technologies for nascent or recently emerging markets, such as Bluetooth Smart and Indoor Location, as well as the development of new products that incorporate enhanced features or improved performance for more established markets in which the Group operates. One example of such innovation introduced by CSR is CSRmesh. For more information on this product, see page 15.

The Board takes a disciplined approach to the allocation of capital to our research and development activities. As part of making informed investment decisions, we evaluate how the financial and human resources available should be assigned to our R&D activities. The Board receives and considers reports on new ideas which are under evaluation and on how these progress over time. The Board also considers the priorities for the Group in allocating its resources in support of its strategic objectives as well as assessing the capabilities of the organisation to support these objectives.

The process of technological innovation is highly complex and brings many challenges, some of which can be unknown at the outset of a project. These challenges have the potential to arise during the development of new products and can disrupt the fulfillment of objectives. In seeking to mitigate such risks, management keeps under review how ongoing investment compares to the original business case. This includes updates on critical phases during research and development and feedback from engagement with customers on their interest in adopting our technology and solutions. These are kept under review as part of the execution of the project and are reported to management and the Board.

Risk: failing to achieve target timelines for delivery and successful launch of new products

Meeting our strategic objectives and growing our business is dependent on our ability to develop, on a timely basis, innovative and differentiated semiconductor and platform solutions for existing and new markets. In our industry, being early to market is increasingly significant for sustaining a leadership position and being able to set appropriate selling prices, which in turn impacts our profitability.

The technology industry is characterised by rapid change. Companies that are successful are typically those who are consistently at the forefront in the timely transition of innovative ideas into finished products and the successful launch of those products into the market. Executing on targets for the delivery of new technologies or products on a timely basis to our chosen markets is important if the Group is to secure revenues, maintain strong working relationships with our customers and create and sustain leading market positions. Developing new technologies is highly complex.

Management and the Board monitor the progress of projects against pre-determined milestones, including project timelines and costs incurred. Programme management resources conduct reviews in order to assess variance from the project plan in fulfilling these objectives and to propose corrective action if necessary.

During 2014, the Board received and discussed reports provided by management on the processes which support execution of product development through to market launch. The Board also considered ongoing measures to improve our processes that support the development of new products and technologies.

Launching our products successfully involves not only offering products and technologies that meet our customers’ requirements and market expectations on a timely basis, but also promoting and marketing such products effectively so that our customers have good visibility of the products and technologies we offer.

Risk: failing to anticipate the requirements of our customers and compete effectively in a highly competitive market

It is important that we understand and accurately anticipate what future products, features or technologies our customers want. In the highly competitive and fast moving environment of technical innovation in which the Group operates, we face the possibility that our own technologies and solutions are superseded by alternatives offered by our competitors that are adopted by our customers. Understanding the trends in the markets in which the Company operates, the requirements of our customers and the emerging demands of end users is important if we are to remain competitive. One example of this is the emerging market of the Internet of Things (‘IoT’). This new and dynamic market is attracting significant investment by companies seeking to adapt advances in methods for the capture and communication of data to assist people in their everyday lives. Applications range from how people manage the energy they use for heating and lighting in homes, to monitoring a person’s temperature, heart rate and blood pressure or allowing cars to share data that gives instant traffic updates, to enable drivers to change their route. CSR is actively competing with other companies to secure new business in the many diverse applications, potential markets and with customers that might use connected technologies. The companies with which CSR is competing are not only traditional competitors, but also those parties whose own industries and markets now recognise how IoT may play a part in improving their own products or services such as security companies who are seeking to provide solutions that provide instant access to monitor and secure homes and offices.

An important part of understanding customer requirements is through effective engagement with them. The Group seeks to work with current and potential future customers to understand their product plans and to identify the innovative features of existing and new technologies that could be attractive. However in new emerging and dynamic markets there are an increasing number of potential customers with diverse requirements. We recognise that the traditional methods of engagement with customers using our own sales teams and those of partner sales distributors needs to be adapted, including greater utilisation of what are commonly referred to as ‘low touch’ methods, for example deploying greater use of web-based tools to more readily respond to requirements for information, as well as products and services.

During 2014, management initiated a review to assess alternative methods required for supporting customers and investment has been made, in identifying and appointing additional third parties to support our sales and distribution infrastructure as well as enhancing our website and business systems.

The Board receives regular reports on such matters, for example from our VP of Worldwide Sales and our Chief Technical Officer. As part of those discussions, the Board has also been kept informed about current and anticipated trends in the adoption of new technologies (for example, how competing alternative technologies compare to those in which the Group is investing). During 2014, the Board considered the challenges faced by the Group arising from competitors seeking to gain traction in our established markets, such as Voice & Music and Auto, predominantly in China, by introducing products at significantly lower prices. As part of its review, the Board has considered how the Group might most appropriately respond to such challenges, which has included the continuing focus on providing highly differentiated products that offer superior features and capabilities as well as understanding how our portfolio of more mature products might be used to support customers seeking lower cost alternatives.

Risk: the markets in which we operate may be subject to significant change which could adversely affect our business performance

The products and solutions which we develop are adopted by our customers into their own end-products primarily for end-consumer based markets. Changes in demand from consumers for the products in which our technologies feature can affect the success of our business. The Board receives regular reports on each of the business areas that comprise the Group’s reportable segments, to assess performance generally and relative to strategic objectives and annual targets, as well as to understand wider market trends.

Actions that the Board considers appropriate are initiated, taking into consideration the long-term interests of all stakeholders. For example, as announced in December 2013 and also considered within our annual report for the 52 week financial period ended 27 December 2013, the Board determined to cease development of future camera-on-a-chip (‘COACH’) platform products which had been acquired as part of Zoran Corporation in 2011. In June 2014, we completed the sale of certain Imaging IP assets associated with the camera business, together with the team devoted to their development, for a total consideration of $44 million.

Because a significant proportion of our business is dependent on consumer demand which is directly impacted by economic conditions, the Board also seeks to understand wider economic forecasts and trends. As part of routine reports, the Board is given information on expectations for future quarters for our own products which is based on the assessment of managers and employees, the feedback from our customers on their demand, as well as industry reports.

Risk: our automated information systems may not develop in line with our business requirements, may experience interruption or be subject to malicious attack

We rely on our IT systems to support our operations globally. These hold information and related data management tools which are important for our day-to-day business. Reflecting this, the Group has established forums for discussing the IT requirements of the business and for ensuring that the strategic needs and priorities of the Group give due consideration to how our business systems need to evolve in response.

Much of the information maintained by our systems is confidential and commercially sensitive either to us or other stakeholders, for example, information about our customers and employees. We recognise our obligations to safeguard this information and as well as having our own resources, we engage with third parties, including advisers and our customers in relation to developing IT and related data management systems. The Board is mindful of the growing profile of cyber-related threats faced by companies and governments and the challenges arising from increasingly sophisticated attempts by individuals and groups to cause disruption using cyber-based techniques.

In 2014, we identified incidents where attempts were made to gain access to our systems and data. With the aid of third-party experts in evaluating the threats posed and the measures taken by the Company, we believe the data that we hold and systems were not compromised. However, we may be subject in the future to attempts to gain access to our data and those attempts could be successful. Whilst we continue to invest in measures intended to safeguard our systems and data, these measures may not be effective against certain methods used by third parties. During 2014, further work was undertaken into procedures concerned with access, use and distribution of data, supported by external consultants. The review considered the prevailing practices and actions being taken by the Group in seeking to respond to threats to data security, including malicious attack (so-called ‘hacking’), which could result, for example, in loss of data or disruption to our business.

The findings from this review were considered by the Board and Audit Committee and they have been kept appraised of management’s responses in addressing those findings. This will remain an area of focus in 2015.

Risk: failing to protect proprietary information

Protecting our proprietary technology is an important part of being able to compete successfully and in support of our business with customers. We rely on a combination of patent, trade secret, copyright and trademark laws, non-disclosure and other contractual agreements and technical measures to protect our proprietary rights. The Board and management recognise the importance of implementing a considered strategy in respect of intellectual property matters, including protecting the Group’s proprietary technology.

The Board, or within its delegated responsibilities, the Audit Committee, receives periodic reports from management on initiatives and workstreams connected with the development of the Group’s portfolio of patents and trademarks which includes a cross-functional team of senior managers under a rolling programme supporting the Group’s strategy of extending protection of the Group’s intellectual property.

Risk: the need to defend the Group against claims associated with alleged breaches of intellectual property rights

We are, and expect to be on an ongoing basis, involved in litigation, including that associated with intellectual property. It is recognised that intellectual property litigation is commonplace in our industry and poses risks and uncertainties that may materially and adversely affect or disrupt our business, customer relationships, expenses or results of operations. From time to time in the ordinary course of our business, we have received, and may continue to receive, communications from customers, competitors and others threatening litigation in respect of claims that we have breached rights or obligations belonging or owed to them concerning patent and other intellectual property rights (‘IPR’).

The Audit Committee receives reports on actual or potential litigation involving the Group and monitors the developments and potential impact of such litigation on the Group’s business and financial condition.

Risk: continuity of supply and capacity constraints

We do not own or operate a fabrication facility and, therefore, rely on third parties, in particular TSMC and ASE, to manufacture, package and test our products on time and on budget. Because of this reliance on third parties, we face the risk that our suppliers are unable or unwilling to satisfy the orders placed by our customers at all or on a timely basis. During 2013, the Company experienced significant growth in demand in China for our products used in mono headsets as a result of stricter enforcement of legislation regarding hands-free driving. This unexpected development meant we required greater than expected volumes of our products from suppliers on shortened delivery schedules. Through the actions taken by management and the support of our supply chain partners, we were able to satisfy the requirements of our customers and benefit from the increased revenues. As part of the CEO report, the Board receives regular updates on matters concerned continuing engagement with key suppliers.

5. Related Party Transactions

Related Party Transactions – Note 32

Transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note 32.

Remuneration of key management personnel

The remuneration of the directors, who are the key management personnel of the Group, is set out below:

	52 weeks ended 26 December 2014 $’000	52 weeks ended 27 December 2013 $’000	52 weeks ended 28 December 2012 $’000
Short-term employee benefits	3,816	5,241	5,004
Post-employment benefits	205	178	173
Share-based payment	2,738	2,630	3,721

	6,759	8,049	8,898

Joep van Beurden (CEO) completed his service as Chairman of the Global Semiconductor Alliance (GSA) on 31 December 2013 and served as a Director of this organisation during 2014. CSR plc has paid membership fees of $25,000 to the GSA during the course of 2014 (2013: $25,000), sponsorship fees of $16,000 (2013: $37,100) and conference fees of $nil (2013: $2,037).

Dividends totalling $126,477 (2013: $94,474) were paid in the period in respect of ordinary shares held by the Company’s directors.

Related Party Transactions – Note 47

Transactions between the Company and its subsidiaries, which are related parties, are disclosed below (Note 47).

	52 weeks ended 26 December 2014 $’000	52 weeks ended 27 December 2013 $’000
Cambridge Silicon Radio Limited
– Funding received	155,170	189,405
– Assignment of loan notes	—	(118,259)
– Offset loan notes against net intercompany creditor	—	356,977
– Interest charged on intercompany balance	—	(9,653)
– Funding provided	(137,872)	(408,067)
– Exchange gains and losses	(14,033)	6,415
CSR Employee Benefit Trust
– Exchange gains and losses	1,479	(546)
– Funding provided	(8,000)	(16,239)
– Impairment on intercompany balance	6,194	14,163
CSR Technology Inc.
– Funding provided	(9,694)	(21,123)
– Funding received	32,116	—
– Exchange gains and losses	2,411	(1,653)
Cambridge Silicon Radio Holdings Limited
– Payment of interest	(9,020)	—
– Interest received on Intercompany balance	8,971	1,286
– Assignment of loan notes with Cambridge Silicon Radio Limited for dividends	—	118,259
– Intercompany loan for dividends	—	277,563
– Offset net intercompany balance for dividends	—	48,166
CSR Israel Ltd
– Funding provided	—	(288)

Balances between the Company and its subsidiaries, which are related parties, are disclosed below:

	26 December 2014 $’000	27 December 2013 $’000
Cambridge Silicon Radio Limited	(86,763)	(83,498)
CSR Employee Benefit Trust	12,037	11,710
CSR Technology Inc.	(1,236)	23,597
Zoran Corporation	(5,703)	(5,703)
CSR Israel Ltd (formerly Zoran Microelectronics Limited)	288	288

Loan balances between the Company and it’s subsidiaries, which are related parties, are disclosed below:

	26 December 2014 $’000	27 December 2013 $’000
Cambridge Silicon Radio Holdings Limited	278,033	278,082

6. Directors’ responsibility statement

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors are required to prepare the group financial statements in accordance with International Financial Reporting Standards (IFRSs) as adopted by the European Union and Article 4 of the IAS Regulation and have also chosen to prepare the parent company financial statements under IFRSs as adopted by the European Union. The Group financial statements are also prepared in accordance with the IFRSs as issued by the International Accounting Standards Board. Under company law, the directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Company and of the profit or loss of the Company for that period. In preparing these financial statements, International Accounting Standard 1 requires that directors:

•	properly select and apply accounting policies;

•	present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;

•	provide additional disclosures when compliance with the specific requirements in IFRSs are insufficient to enable users to understand the impact of particular transactions, other events and conditions on the entity’s financial position and financial performance; and

•	make an assessment of the company’s ability to continue as a going concern.

The directors are responsible for keeping adequate accounting records that are sufficient to show and explain the Company’s transactions and disclose with reasonable accuracy at any time the financial position of the Company and enable them to ensure that the financial statements comply with the Companies Act 2006. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for the maintenance and integrity of the corporate and financial information included on the Company’s website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Responsibility statement

We confirm that to the best of our knowledge:

•	the financial statements, prepared in accordance with International Financial Reporting Standards as adopted by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole;

•	the Strategic Report includes a fair review of the development and performance of the business and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face; and

•	the annual report and financial statements, taken as a whole, are fair, balanced and understandable and provide the information necessary for shareholders to assess the Company’s performance, business model and strategy.

Enquiries:

CSR plc

Will Gardiner, Chief Financial Officer	Tel: +44 (0) 1223 692 000
Jeff Torrance, Director Investor Relations

FTI Consulting

James Melville-Ross	Tel: +44 (0) 20 7831 3113
Rob Mindell